Annual and Extraordinary General Meeting of Shareholders of Safe-T Group Ltd.

Date: September 15, 2020

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ **Use pen only**

Annual and Extraordinary General Meeting of Shareholders:

Proposal	For	Against	Abstain
1. To re-appoint PwC Israel as the independent auditor of the Company for the year ending December 31, 2020, and until the next annual general meeting of the Company's shareholders, and to authorize the Board of Directors of the Company to determine their remuneration.	☐	☐	☐
2. To appoint Ms. Rakefet Remigolski as a director of the Company (Class I), until the third annual general meeting of the Company's shareholders next succeeding, and to approve her remuneration, as set forth in Proposal No. 2 of the Proxy Statement. Ms. Remigolski will benefit from the same insurance, indemnification and exculpation arrangements, as currently in effect for the Company's other officers and directors.	☐	☐	☐
3. To approve the Amended and Restated Compensation Policy for the Company's directors and officers, in the form attached as Exhibit A to the Proxy Statement, as of the date of this Meeting and for a three year period as prescribed under applicable law, as set forth in Proposal No. 3 of the Proxy Statement.	☐	☐	☐

Proposal	Yes	No
3a. Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 3?*	☐	☐

YES: I/We am/are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 3.

*** If you do not indicate a response for this item 3a, your shares will not be voted for Proposal No. 3.**

Proposal	For	Against	Abstain
4. To approve the terms of compensation of Mr. Shachar Daniel, the Company's Chief Executive Officer and director.			
4.1 To approve an increase of Mr. Daniel's Monthly Salary effective as of March 1, 2020, as set forth in Proposal No. 4 of the Proxy Statement.	☐	☐	☐
4.2 To approve payment of the Mr. Daniel Bonus, as set forth in Proposal No. 4 of the Proxy Statement.	☐	☐	☐
4.3 To approve payment of the Mr. Daniel Additional Bonus, as set forth in Proposal No. 4 of the Proxy Statement.	☐	☐	☐
4.4 To approve the grant of the Mr. Daniel Options, as set forth in Proposal No. 4 of the Proxy Statement.	☐	☐	☐

Proposal	Yes	No
4a. Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposals No. 4.1, 4.2, 4.3 and 4.4?*	☐	☐

YES: I/We am/are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposals No. 4.1, 4.2, 4.3 and 4.4.

*** If you do not indicate a response for this item 4a, your shares will not be voted for Proposals No. 4.1, 4.2, 4.3 and 4.4**

Proposal	For	Against	Abstain
5. To approve the terms of compensation of Mr. Amir Mizhar, the Company's Chief Software Architect and director.			
5.1 To approve an increase of the Mr. Mizhar Monthly Fee effective as of August 1, 2020, as set forth in Proposal No. 5 of the Proxy Statement.	☐	☐	☐
5.2 To approve the grant of the Mr. Mizhar Options, as set forth in Proposal No. 5 of the Proxy Statement.	☐	☐	☐
6. To approve the terms of compensation of Mr. Chen Katz, the Company's active Chairman of the board of directors.	☐	☐	☐
6.1 To approve the payment of the Mr. Katz Bonus, as set forth in Proposal No. 6 of the Proxy Statement.			
6.2 To approve the payment of the Mr. Katz Additional Bonus, as set forth in Proposal No. 6 of the Proxy Statement.	☐	☐	☐

Proposal	Yes	No
6a. Only for the purposes of Proposals No. 6.1 and 6.2 above, do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 6.1 and 6.2?*	☐	☐

YES: I/We am/are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposals No. 6.1 and 6.2.

*** If you do not indicate a response for this item 6a, your shares will not be voted for Proposals No. 6.1 and 6.2.**

Proposal	For	Against	Abstain
6.3 To approve the grant of the Mr. Katz Options, as set forth in Proposal No. 6 of the Proxy Statement.	☐	☐	☐
7. To grant options to members of the Company's board of directors.			
7.1 To approve the grant of options to purchase Ordinary Shares of the Company to Ms. Remigolski, subject to her appointment as a member of the Company's Board of Directors, as set forth in Proposal No. 7 of the Proxy Statement.	☐	☐	☐
7.2 To approve the grant of options to purchase Ordinary Shares of the Company to Mr. Halfon, as set forth in Proposal No. 7 of the Proxy Statement.	☐	☐	☐
7.3 To approve the grant of options to purchase Ordinary Shares of the Company to Mr. Tal, as set forth in Proposal No. 7 of the Proxy Statement.	☐	☐	☐
7.4 To approve the grant of options to purchase Ordinary Shares of the Company to Mr. Geda, as set forth in Proposal No. 7 of the Proxy Statement.	☐	☐	☐

Proposal	Yes	No
7.4a Only for the purposes of Proposal No. 7.4 above, do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 7.4?*	☐	☐

YES: I/We am/are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 7.4.

*** If you do not indicate a response for this item 7.4a, your shares will not be voted for Proposal No. 7.4.**

Proposal	For	Against	Abstain
8. To increase the Company's authorized capital to 3,000,000,000 Ordinary Shares, no par value, and to amend and restate the Company's articles of association to reflect the same.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

______________________ Please Sign Here

______________________ Please Date Above

______________________ Please Sign Here

______________________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual and Extraordinary General Meeting of Shareholders of Safe-T Group Ltd. to be Held on September 15, 2020 for Holders as of August 13, 2020

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.S.T. on September 10, 2020

For additional information, please visit:
https://www.safe-t.com/investor-relations/#GENERAL-MEETINGS

PROXY TABULATOR FOR

SAFE-T GROUP LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Safe-T Group Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.S.T. on September 10, 2020)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **Safe-T Group Ltd.** (the "Company") registered in the name of the undersigned on the books of the Depositary as of the close of business on **August 13, 2020**, at the **Annual and Extraordinary General Meeting of Shareholders** of the Company, to be held on **September 15, 2020** at **3:30 p.m. (Israel time)**, at the Company's offices, at 8 Aba Eban Blvd., Herzliya, Israel, or at any adjournment thereof, in respect to the resolutions specified on the reverse side, which are more fully described in the Notice of Annual and Extraordinary General Meeting of Shareholders and proxy statement relating to the Meeting.

NOTE:

1. **Please direct the Depositary how it is to vote by placing "X" in the appropriate box opposite each agenda item.**
2. **This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.**

The board of directors (the "Board of Directors") recommends voting in favor of the proposed resolutions.

(Continued and to be marked, dated and signed, on the reverse side)

PROXY TABULATOR FOR
SAFE-T GROUP LTD.
P.O. BOX 8016
CARY, NC 27512-9903